Remark Holdings, Inc.
3960 Howard Hughes Parkway, Suite 900
Las Vegas, Nevada 89169

June 8, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Courtney Lindsay

Re:	Remark Holdings, Inc.
Registration Statement on Form S-3
File No. 333-225448

Mr. Lindsay:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to June 12, 2018 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The undersigned Registrant hereby reserves the right to withdraw this request orally and grants such right to its counsel, Robert H. Friedman, Esq., of the law firm of Olshan Frome Wolosky LLP.

Sincerely, REMARK HOLDINGS, INC.

By:	/s/ Kai-Shing Tao
	Name:	Kai-Shing Tao
	Title:	Chief Executive Officer